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IFR LOGO
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                                                               IFR Systems, Inc.
                                                          10200 West York Street
                                                           Wichita, KS USA 67215

                                                             Tel: 1-316-522-4981
                                                             Fax: 1-316-522-3022
                                                        http:/www/ifrsystems.com

IFR Systems, Inc.
10200 West York Street
Wichita, Kansas 67215-8999

April 19, 2002

Dear Stockholder:

     I am pleased to inform you that IFR Systems, Inc. has entered into a merger agreement with Aeroflex Incorporated pursuant to which a wholly owned subsidiary of Aeroflex has commenced a tender offer to purchase all of the outstanding shares of IFR's common stock for $1.35 per share in cash. The tender offer is conditioned upon, among other things, at least 50.1% of IFR's shares outstanding on a fully diluted basis being tendered and not withdrawn. The tender offer will be followed by a merger, in which each share of IFR common stock not purchased in the tender offer will be converted into the right to receive $1.35 per share in cash.

     YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE TERMS OF THE AEROFLEX OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF IFR'S STOCKHOLDERS FROM A FINANCIAL POINT OF VIEW, AND UNANIMOUSLY RECOMMENDS THAT IFR'S STOCKHOLDERS ACCEPT THE AEROFLEX OFFER AND TENDER THEIR SHARES OF IFR COMMON STOCK PURSUANT TO THE OFFER.

     In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the attached Schedule 14D-9, including the written opinion of the Company's financial advisor, TM Capital Corp., that, as of the date of the opinion, the consideration to be received by the holders of IFR common stock pursuant to the merger agreement with Aeroflex is fair from a financial point of view to IFR's stockholders. A copy of TM Capital Corp.'s written opinion, which sets forth the assumptions made, procedures followed and matters considered by TM Capital Corp. in rendering its opinion, can be found in Annex A to the Schedule 14D-9. You should read the opinion carefully and in its entirety.

     A significant consideration for the Board was IFR's relationship with its lenders. IFR sought and was unable to obtain alternative financing acceptable to the lenders. When its tender offer is consummated, Aeroflex has agreed to lend IFR $48.8 million, which will enable IFR to pay off all its bank debt. IFR's loans were in default and its lenders were demanding a resolution of the situation. If IFR were not sold, bankruptcy and liquidation would be the likely result, with the shareholders of IFR receiving no value. In seeking possible refinancing or buyers, TM Capital Corp. contacted 110 potential lenders or buyers. The offer from Aeroflex was the best offer received.

     Enclosed are the Aeroflex Offer to Purchase, dated April 19, 2002, Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. The Schedule 14D-9 describes in more detail the reasons for your Board's conclusion and contains other information relating to the tender offer. We urge you to consider this information carefully.

                                          -s- Jeffrey A. Bloomer
                                          Jeffrey A. Bloomer, President & CEO